Applied Signal Technology, Inc.
Exhibit 14.1

Applied Signal Technology, Inc.
Code of Business Conduct and Ethics

1. Policy Statement

We are committed to being a good corporate citizen and it is our policy to conduct our business affairs honestly and in an ethical manner. That goal cannot be achieved unless each of our employees individually accepts his or her responsibility to promote integrity and ethical conduct in all of his or her activities. Activities that may call into question Applied Signal’s reputation or integrity should be avoided. The provisions of this Code cannot anticipate every situation that may pose an ethical or moral issue, and Applied Signal understands that not every situation is black and white. The key to compliance with the Code is exercising good judgment. This means following the spirit of this Code and the law, doing the “right” thing and acting ethically even when the law is not specific.

Supervisors set an example for other employees and are often responsible for directing the actions of others. Every supervisor is expected to take necessary actions to ensure compliance with this Code, to provide guidance and assist employees in resolving questions concerning the Code and to permit employees to express any concerns regarding compliance with this Code. No one has the authority to order another employee to act contrary to this Code.

The Code outlines the broad principles of legal and ethical business conduct under which we do business. The Code is intended to supplement, but not to replace, our Employee Handbook and any policies that we have established. Every person who works for Applied Signal, its affiliates or subsidiaries, is expected to understand and comply with the provisions of this Code.

Violations of the Code of Business Conduct and Ethics, including failures to report potential violations by others, will be viewed as a disciplinary matter that may result in personnel action, including termination of employment. If you believe that a violation of this Code of Business Conduct and Ethics has occurred, please contact your supervisor, or the Chairman of our Nominating and Corporate Governance Committee of the Board of Directors at Chairman, Nominating and Corporate Governance Committee, c/o Applied Signal Technology, Inc., 400 W. California Avenue, Sunnyvale, CA 94086. If you are concerned about maintaining anonymity, you may also send correspondence to the Chairman of our Audit Committee of the Board of Directors, in accordance with our Whistle-Blowing and Complaint Policy, at the following address: Chairman of the Audit Committee of the Board of Directors, c/o Applied Signal Technology, Inc., 400 W. California Avenue, Sunnyvale, CA 94086.

2. Compliance with Laws and Regulations

Applied Signal seeks to comply with both the letter and spirit of the laws and regulations in all countries in which it operates.

Applied Signal is committed to full compliance with the laws and regulations of the cities, states and countries in which it operates. Numerous federal, state and local laws and regulations define and establish obligations with which Applied Signal, its employees and agents must comply. Violation of governing laws and regulations may subject Applied Signal to significant risk of fines, penalties and damaged reputation. All of our employees are expected to comply with applicable laws, rules and regulations when performing duties for Applied Signal. Under certain circumstances, local country law may establish requirements that differ from this Code, and in such situations employees should comply with all local country laws. An employee or agent who violates laws or regulations in performing duties for Applied Signal risks individual indictment, prosecution and penalties, and civil actions and penalties, and may subject Applied Signal to the same risks and penalties. An employee who violates these laws or this Code may be subject to immediate disciplinary action, including possible termination of employment or affiliation with Applied Signal.

3. Full, Fair, Accurate, Timely and Understandable Disclosure

It is of critical importance to Applied Signal that all disclosure in reports and documents that we file with the Securities and Exchange Commission be fair, accurate, timely and understandable. You may be called upon to provide information to assist Applied Signal in these responsibilities consistent with your role within Applied Signal, and to assure that our public reports are complete, fair and understandable. We expect all of our employees to take this responsibility seriously, and to provide prompt and accurate answers to all inquiries made to you in connection with the preparation of our public reports and disclosure.

4. Special Ethics Obligations For Employees With Financial Reporting Responsibilities

Our Chief Executive Officer, Chief Financial Officer, controller and other members of our Finance Department each bear a special responsibility for promoting integrity throughout Applied Signal. Our Chief Executive Officer and Chief Financial Officer and other members of our Finance Department have a responsibility to foster a culture throughout Applied Signal as a whole that ensures the fair and timely reporting of our financial results and condition. Because of this special role, our Chief Executive Officer, Chief Financial Officer, controller and other members of our Finance Department are bound by the following Financial Officer Code of Ethics, and by accepting the Code of Business Conduct and Ethics each agrees that he or she will:
•	Act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.
•	Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies applicable to the performance of his or her duties to Applied Signal.
•	Comply with our established accounting procedures, our system of internal controls and generally accepted accounting principles.
•	Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submits to, governmental agencies and in other public communications made by us.
•	Respect the confidentiality of proprietary information acquired in the course of his or her work except when authorized or otherwise legally obligated to disclose. Proprietary information acquired in the course of one’s work will not be used for personal advantage.

5. Conflicts of Interest and Corporate Opportunities

Employees should avoid any situation in which his or her personal interests conflict or appear to conflict with Applied Signal’s interests, and should make business decisions and take actions based on the best interests of Applied Signal as a whole and not based upon personal relationships or benefits.

There are certain situations and activities that may create a conflict between your interests and those of Applied Signal. You should avoid any relationship, influence or activity that would cause a conflict of interest, or appear to cause a conflict of interest, with your duties and responsibilities at Applied Signal. This includes situations in which your personal, family or financial interests conflict or appear to conflict with those of Applied Signal. You should not take for your own benefit opportunities discovered in the course of employment that you have reason to know would benefit Applied Signal. Sometimes a conflict of interest will develop unexpectedly. If you feel that you have a conflict, actual or potential, you should report the details to your supervisor. Although not all actual or potential activity creating a conflict of interest is automatically prohibited, you should disclose all details of the conflict to your supervisor, and if possible obtain written approval from your supervisor before participating in any such activity.

Since it isn’t always easy to spot potential conflicts of interests, set forth below are some examples of actual or potential conflicts, although it is not possible to list every possible potential conflict, and you are encouraged to consult with your supervisor before taking action if you are uncertain whether an activity may constitute a conflict of interest.

•	you, or a member of your family, receive improper personal benefits as a result of your position in Applied Signal;
•	you use Company’s property for your personal benefit;
•	you engage in activities that interfere with your loyalty to Applied Signal or your ability to perform Company duties or responsibilities effectively;
•	you work simultaneously (whether as an employee or a consultant) for a competitor, customer or supplier;
•	you, or a member of your family, have a financial interest in a customer, supplier, or competitor which is significant enough to cause divided loyalty with Applied Signal or the appearance of divided loyalty (the significance of a financial interest depends on many factors, such as size of investment in relation to your income, net worth and/or financial needs, your potential to influence decisions that could impact your interests, and the nature of the business or level of competition between Applied Signal and the supplier, customer or competitor);
•	you, or a member of your family, acquire an interest in property (such as real estate, patent or other intellectual property rights or securities) in which you have reason to know Applied Signal has, or might have, a legitimate interest;
•	you, or a member of your family, receive a loan or a guarantee of a loan from a customer, supplier or competitor (other than a loan from a financial institution made in the ordinary course of business and on an arm’s-length basis);
•	you divulge or use Applied Signal’s confidential information — such as financial data, customer information, or computer programs — for your own personal or business purposes;
•	you make gifts or payments, or provide special favors, to customers, suppliers or competitors (or their immediate family members) with a value significant enough to cause the customer, supplier or competitor to make a purchase, or take or forego other action, which is beneficial to Applied Signal and which the customer, supplier or competitor would not otherwise have taken; or
•	you are given the right to buy stock in other companies or you receive cash or other payments in return for promoting the services of an advisor, such as an investment banker, to Applied Signal.

You should not give or receive valuable gifts, payments, special favors or other consideration to or from customers, suppliers or competitors beyond those extended in normal business, and you should not make payments or promises to influence someone else’s acts or decisions. You must observe all government restrictions on gifts and entertainment, including the restrictions of the Foreign Corrupt Practices Act, which makes it illegal to offer payment, promise to pay, or authorize payment of any money, gifts, or things of value to any foreign official, or any foreign political party, candidate or official, for the purpose of (i) influencing any act, or failure to act, in the official capacity of that foreign official or party; or (ii) inducing the foreign official or party to use influence to affect a decision of a foreign government or agency, in order to obtain or retain business for anyone, or direct business to anyone.

Although we encourage you to participate in industry and civic associations, you should be sensitive to possible conflicts with our business interests, if, for instance, the association takes a position adverse to our interests. As a general rule employees may not accept a position as an outside director of any current or likely competitor of Applied Signal.

6. Reporting Violations of Company Policies and Receipt of Complaints Regarding Financial Reporting or Accounting Issues

You should report any violation or suspected violation of this Code to the appropriate Company personnel or via Applied Signal’s anonymous and confidential reporting procedures.

In connection with our efforts to ensure observance of, and adherence to, the goals and policies we have outlined in this Code, we have designated the Chairman of the Nominating and Corporate Governance Committee of the Board of Directors as the compliance officer for purposes of matters of business ethics and conduct. You should promptly bring to the attention of your supervisor, or to the Chairman of the Nominating and Corporate Governance Committee, any conduct that you believe in good faith to be an actual or apparent violation of this Code. We encourage you to work with your supervisor or other appropriate personnel in making such reports, but you may also make such reports directly to the Chairman of the Nominating and Corporate Governance Committee, or anonymously pursuant to our confidential reporting procedures. Prompt reporting is in the best interests of everyone. The following are some approaches to handling potential questions or concerns about violations of this Code:
•	Discuss your concerns with a supervisor or other member of Company management. In the event you believe a violation of the Code has occurred or you have become aware of conduct that may be contrary to the Code, you should discuss the situation with your supervisor. Supervisors who receive any report of a suspected violation must report the matter to an appropriate executive officer of the Company or to the Chairman of the Nominating and Corporate Governance Committee or the Chairman of the Audit Committee. If you have or receive notice of a complaint or concern regarding Applied Signal’s financial disclosure, accounting practices, internal accounting controls, auditing, or questionable accounting or auditing matters, you must immediately advise your supervisor. If it would be inappropriate to discuss the issue with your supervisor, of if you would be more comfortable discussing the situation with the Chairman of the Nominating and Corporate Governance Committee, you may report directly to the Chairman of the Nominating and Corporate Governance Committee, the Chairman of the Audit Committee, or anonymously pursuant to our confidential reporting procedures set forth in our “Whistle-Blowing and Complaint Policy.”
•	Use common sense and good judgment; Act in good faith. You should become familiar with and to understand the requirements of the Code. If you become aware of a suspected violation, don’t try to investigate it or resolve it on your own. Allegations of violations of the Code are not taken lightly and should not be made to embarrass someone or put him or her in a false light. Reports of suspected violations should always be made in good faith.
•	Internal investigation. We will investigate all allegations of violation of this Code made in good faith in accordance with the procedures set forth below, and expect you to cooperate in any such internal investigation.
•	No fear of retaliation. It is our policy that there be no intentional retaliation against any person who provides truthful information to a Company or law enforcement official concerning a possible violation of any law, regulation or Company policy, including this Code. Persons who retaliate may be subject to civil, criminal and administrative penalties, as well as disciplinary action, up to and including termination of employment. In cases in which you report a suspected violation in good faith and are not engaged in the questionable conduct, we will attempt to keep our discussions with you confidential to the greatest extent possible. In the course of our investigation, we may find it necessary to share information with others on a “need to know” basis. No retaliation shall be taken against you for reporting alleged violations while acting in good faith.

7. Compliance Procedures

We have established this Code as part of our overall policies and procedures. To the extent that other Company policies and procedures conflict with this Code, you should follow this Code. The Code applies to all Company directors and Company employees, including all officers, in all locations. We shall ensure that employees may access the Code on Applied Signal’s internal website and each employee shall be provided with a hard copy of the Code. From time to time, we will sponsor employee training programs in which the Code and other Company policies and procedures will be discussed. Applied Signal shall maintain a record of all incidents reported as violations of the Code, and the Audit Committee will be provided with periodic reports summarizing all communications expressing complaints or concerns about violations or potential violations of the Code received.
•	Internal Investigation. When an alleged violation of the Code is reported, Applied Signal shall take prompt and appropriate action in accordance with the law and regulations and otherwise consistent with good business practice. If the suspected violation appears to involve either a possible violation of law or an issue of significant corporate interest, or if the report involves a complaint or concern of any person, whether employee, a shareholder or other interested person regarding Applied Signal’s financial disclosure, internal accounting controls, questionable auditing or accounting matters or practices or other issues relating to Applied Signal’s accounting or auditing, then the supervisor or investigator should immediately notify your supervisor, who, in turn, shall notify the Chairman of the Audit Committee, or you may contact the Chairman of the Audit Committee directly. If a suspected violation involves any director or executive officer or if the suspected violation concerns any fraud involving management or other employees who have a significant role in Applied Signal’s internal controls, any person who received such report should immediately report the alleged violation, if appropriate, to the Chief Executive Officer and/or Chief Financial Officer, and, in every such case, the Chairman of the Audit Committee. At a point in the process consistent with the need not to compromise the investigation, a person who is suspected of a violation shall be apprised of the alleged violation and shall have an opportunity to provide a response to the investigator.
•	Disciplinary Actions. The supervisor, after appropriate consultation with the Manager of Human Resources, shall be responsible for implementing the appropriate disciplinary action in accordance with Applied Signal’s policies and procedures for any employee who is found to have violated the Code. The Audit Committee shall be responsible for determining appropriate disciplinary action for any executive officer or director who is found to have violated the Code. In addition to imposing discipline upon employees involved in non-compliant conduct, Applied Signal shall impose discipline, as appropriate, upon an employee’s supervisor, if any, who directs or approves such employees’ improper actions, and upon other individuals who fail to report known non-compliant conduct. Disciplinary action may include the termination of the employee’s employment, and violations of law may be brought to the attention of appropriate law enforcement personnel.
•	Corrective Actions. If a violation has been reported to the Audit Committee or another committee of the Board, that committee shall be responsible for determining appropriate remedial or corrective actions. Such corrective action may include providing revised public disclosure, retraining Company employees, modifying Company policies and procedures, improving monitoring of compliance under existing procedures and other action necessary to detect similar non-compliant conduct and prevent it from occurring in the future.
•	Required Government Reporting. Whenever conduct occurs that requires a report to the government, the appropriate officer of Applied Signal shall be responsible for complying with such reporting requirements.

8. Publication of the Code of Business Conduct and Ethics; Amendments and Waivers of the Code of Business Conduct and Ethics

The most current version of this Code will be posted and maintained on Applied Signal’s website.

Any substantive amendment or waiver of this Code for executive officers or directors may be made only after approval by a committee comprised of a majority of Applied Signal’s independent directors and will be promptly disclosed to shareholders.